UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 29)
Under the Securities Exchange Act of 1934
BIOVAIL CORPORATION

(Name of Issuer)
COMMON SHARES, NO PAR VALUE

(Title of Class of Securities)
09067K106

(CUSIP Number)

William J. Braithwaite	Marc S. Dreier
Stikeman Elliott LLP	Dreier LLP
Suite 5300, 199 Bay Street	499 Park Avenue
Toronto, Ontario M5L 1B9	New York, New York 10022
(416) 869-5500	(212) 328-6100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 25, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	09067K106

1	NAMES OF REPORTING PERSONS Eugene Melnyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		18,465,200

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,496

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		18,465,200

WITH	10	SHARED DISPOSITIVE POWER

		190,496

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	18,655,696

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 29 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006, Amendment No. 21 relating to the event date June 28, 2006, Amendment No. 22 relating to the event date of August 17, 2006, Amendment No. 23 relating to the event date of December 22, 2006, Amendment No. 24 relating to the event date of December 22, 2007, Amendment No. 25 relating to the event date of February 28, 2008, Amendment No. 26 relating to the event date of March 13, 2008, Amendment No. 27 relating to the event date of May 8, 2008 and Amendment No. 28 relating to the event date of June 2, 2008 (as so amended, the “Schedule 13D”), with respect to the common stock, no par value (the “Common Stock”), of Biovail Corporation (the “Company”). Except as amended by this Amendment No. 29, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.
ITEM 4. PURPOSE OF THE TRANSACTION
Item 4 of the Schedule 13D is hereby amended by adding the following thereto:
     On June 25, 2008, before 10 a.m., the scheduled time for the commencement of the annual general meeting of the Company (the “Meeting”), Mr. Melnyk was informed that proxies representing approximately 6 million shares of Common Stock — that were to have been voted in favor of a slate of directors nominated by management of the Company for election at the Meeting— had been revoked.
     Shortly thereafter and before 10 a.m., proxies representing an aggregate of 17,929,332 shares of Common Stock were revoked by EM Holdings B.V., Laura Melnyk and Royal Healthcare Investment Corporation, all of which shares were to have been voted in favor of a slate of directors proposed by the Concerned Shareholders at the Meeting.
     As a result of the revocations described above, a quorum of at least 51% of the issued and outstanding shares of Common Stock would not have been present at the Meeting as required under the Company’s By-Laws.
     Following the revocations described above, the Company’s Board of Directors met behind closed doors purporting to amend paragraph 39 of the Company’s By-Law 1 to reduce the quorum for a meeting of shareholders (the “Purported Amendment”).
     Mr. Melnyk has taken the position that the Purported Amendment did not have the effect of reducing the quorum required for the Meeting and is applying to the Ontario Superior Court for an order directing the Company to (i) fix a record date for a new annual general meeting, (ii) provide advance notice of the record date for such annual general meeting and (iii) hold such annual general meeting.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2008

/s/ Eugene Melnyk
Eugene Melnyk